Exhibit 10.27

April 24, 2014
STRICTLY CONFIDENTIAL
[Name and Address]

Dear [Name],
We are pleased to confirm the terms of your continued employment with Booz Allen Hamilton, Inc., a Delaware corporation (the “Booz Allen”). As of April 1, 2014 (the “Effective Date”), your employment with the Company will continue on the terms set forth in this letter agreement (“Agreement”). For purposes of this Agreement, “Firm” “Booz Allen” or “We” shall mean, individually and collectively, Booz Allen Hamilton Holding Company (the “Company”), Booz Allen and their respective subsidiaries and affiliates.
You understand and agree that the Firm would not enter into this Agreement or provide the additional compensation and benefits to you outlined in this Agreement in the absence of your agreement to fulfill your obligations contained in this Agreement. These obligations include but are not limited to your compliance with the restrictive covenants set forth in Section 6. Entering into this Agreement is to our mutual benefit.
1.Employment. You shall continue to be employed by Booz Allen on an at-will basis, subject to the terms and provisions of this Agreement.
2.    Duties; Exclusive Service. You shall serve as a senior officer of the Firm and shall perform such duties as shall be reasonably assigned to you. You shall devote your full business time, attention and skill to the performance of such duties, services and responsibilities, shall use your best efforts to promote and act in the best interests of the Firm at all times and shall comply at all times with all applicable Firm policies as amended and in effect from time to time.
3.    Compensation and Benefits.
(a)    Compensation. You shall be compensated consistent with Booz Allen’s compensation program for officers based on the number of points assigned to you and the per point value determined by the Firm. You shall receive a base draw, payable monthly. In addition, you shall be eligible to participate in Booz Allen’s annual incentive compensation program under the Firm’s Annual Incentive Plan. Your initial compensation under this Agreement shall be based on the compensation value of an Officer with not less than the number of points currently assigned to you. The number of points, base draw point value and annual incentive compensation is subject to adjustment from time to time as determined by the Firm in its sole discretion. There is no guarantee of any bonus or other incentive compensation in any given year. All bonus payments or other incentive compensation are subject to approval of the Firm in its sole discretion. Bonuses are not earned or accrued by you until so approved. In the event that the system of points is changed during the course of this agreement, the number of points assigned to you shall be among one of the top three point values and within one of the top two levels, exclusive of the point value and level assigned to the CEO.

(b)    Award of Points. The award of points by the Firm does not in any way constitute or imply any guarantee or commitment to pay to you any amounts beyond those paid prior to an actual date of termination of employment.
(c)    Benefits. You shall be entitled to participate in employee benefit plans, policies, programs and arrangements (including, without limitation, paid vacation and holidays, and sick leave), as they may be amended from time to time, on the same terms as similarly situated officers of the Firm to the extent you meet the eligibility requirements for any such plan, policy, program or arrangement.
(d)    Special Cash Bonus. In addition to any annual incentive you may earn for the 2015 fiscal year as provided in Section 3(a), you shall be entitled to receive a special cash bonus under the Firm’s Annual Incentive Plan in the amount of $[XXX,XXX] (“Special Cash Bonus”) subject to (i) your continuous employment with the Firm through March 31, 2015, (ii) your continued compliance with this Agreement, (iii) the terms and provisions of the Annual Incentive Plan, and (iv) the approval of the grant of the Special Cash Bonus and the performance goals for 2015 applicable to such grant by a special compensation committee of the Company’s Board of Directors consisting solely of “outside directors”, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and IRS guidance thereunder (the “Outside Director Committee”), by June 29, 2014 and the Outside Director Committee’s written certification of the achievement of such performance goals. Subject to the foregoing and to Section 4, the Special Cash Bonus will be paid no later than June 15, 2015.
(e)    Special Equity Grant. You shall be entitled to receive a special award under the Company’s Equity Incentive Plan of shares of restricted Common Stock of the Company with an initial value of $[X,XXX,XXX] as of the Effective Date, subject to approval by the Board or a duly authorized committee thereof. The number of shares of restricted stock you receive will be determined based on the closing price of the Company’s Common Stock on the New York Stock Exchange on the Effective Date. The restricted stock will vest as follows: 33% will vest on March 31, 2016, 34% will vest on March 31, 2017, and the remaining 33% will vest on March 31, 2018, subject to your continued employment through such vesting dates, your continued compliance with this Agreement and the terms and conditions of the Equity Incentive Plan and the related restricted stock award agreement. Notwithstanding the preceding, in the event you are terminated by the Company not for Cause and are therefore not employed through the vesting dates, the Company shall accelerate the vesting of the remaining equity to the effective date of your termination.
4.    Taxes. You shall be solely responsible for taxes imposed on you by reason of any compensation and benefits provided under this Agreement. Booz Allen or another member of the Firm shall deduct from any payments to be made by it to or on your behalf under this Agreement any amounts required to be withheld in respect of any federal, state or local income or other taxes.
5.    Termination of Employment.
(a)    Your employment will terminate upon occurrence of any of the following events (the date of termination of employment, the “Termination Date”):
(i)    The termination of employment by reason of your death.
(ii)    The termination of your employment by the Firm at any time, with or without notice, for any reason whatsoever or for no reason, with or without Cause. Termination of employment for “Cause” shall have the same definition as that in the Equity Incentive Plan. Upon notice of termination for Cause, you shall have ten (10) days to cure should the action be curable.

The Board, acting in good faith, shall make the determination as to whether “Cause” has occurred. In the event you are terminated not for Cause, we shall, in good faith, upon your request, consider a request to the Board to allow you to retire, with all benefits that are then in effect for a retiring partner, regardless of your length of service at that time.
(iii)    The termination of employment as a result of your retirement, provided that you comply with all applicable notice and other conditions contained in the Booz Allen Officer Retirement Policy, as amended from time to time.
(iv)    The termination of employment by you or the Firm as a result of your Disability (as defined in (A) the long-term disability plan of the Firm as in effect from time to time or (B) if no such plan is in effect, Section 22(e)(3) of the Internal Revenue Code).
(v)    Your resignation of employment at any time or for any reason other than retirement or Disability by providing the Firm with ninety (90) days’ advance written notice of your intention to terminate your employment or such longer period specified in the applicable Officer or Firm policy. Upon receipt of your written notice of termination, the Firm may in its sole and absolute discretion (i) accept the resignation on the terms indicated in the notice or upon a mutually agreeable basis, (ii) accept your resignation as effective immediately or any other date prior to the end of the notice period, or (iii) require you not to perform any duties at all, or to perform only such duties it may allocate to you during such period.
(b)    Benefits upon Termination. In the event of termination of your employment by the Firm other than for Cause or your termination for retirement or Disability, subject to meeting the applicable eligibility criteria, you shall receive separation benefits, transition benefits, Disability benefits and/or retirement benefits under the Booz Allen Officer Retirement Policy, Officer Transition Policy, Disability plan or policy and/or other severance policy, as applicable, as amended from the time to time.
(c)    Notice/Transition. If you accept an offer to provide services to any third party during your employment with the Firm or during the Restricted Period (as defined in Section 6), you shall immediately (i) provide a copy of the restrictions contained in Section 6 to such third party, (ii) notify the Firm or the appropriate member of the Firm of such offer, the name of the company, and such other details relating to the role that the Firm may request in order to ascertain its rights under the terms of this Agreement, and (iii) comply with any directions given by the Firm so as to enable the Firm to take steps to arrange the proper hand over of your duties (including customers and business) to another employee. The obligation set out in this Section is not intended to detract from your general obligation to immediately disclose any conflict of interest to the Firm.
(d)    Post-Termination Activities. After the cessation of your employment for any reason, neither party shall (a) represent itself as having any on-going relationship with the other, (b) make or cause to be made (whether directly or indirectly) any derogatory comments or statements about the you or the Firm or its officers or employees, as applicable and (c) make, or cause to be made (whether directly or indirectly), any statement or comment to the press or other media concerning your employment or termination of employment with the Firm or your termination or resignation from any directorships or other offices with the Firm, without the prior written consent of the other party except in the case of the Company as necessary to comply with applicable law or the rules of the New York Stock Exchange or any other stock exchange on which the Company’s stock may be traded (and any public statements made in good faith by the Company in connection therewith).
6.    Restrictive Covenants.

(a)    Employment and Retention. The following statements shall be taken into account in construing and enforcing the provisions of this Section 6:
(i)    The Firm provides management consulting services to diverse government and private clients throughout the world. The Firm’s intellectual capital is its most valued asset and critical to its ability to compete in an increasingly competitive global economy.
(ii)    By conscious design to enable its officers to provide management consulting services to diverse government and private clients throughout the world, the Firm exposes its officers to its trade secrets, confidential information, market strategies, and clients. Such exposure and related training or opportunities for professional development provide the Firm’s officers with invaluable expertise and intimate knowledge of, and familiarity with, the Firm’s operations, strategic plans, and clients. You acknowledge and agree that given this expertise and knowledge, your competition with the Firm would provide you with an unfair advantage and would cause the Firm to suffer irreparable harm.
(b)    Protection of Confidential and Proprietary Information. In addition to your obligations under the Agreement Concerning Proprietary Information and Intellectual Property, any Officer Non Competition Agreement, and any other restrictive covenant agreement with Booz Allen or any other member of the Firm to which you are subject, the obligations under which are made in addition to, not in lieu of, this Agreement, you acknowledge that as a result of your position with the Firm, you will have access to the Firm’s confidential affairs and proprietary information (“Confidential Information”) which is not available to the public and is of critical importance and value to the Firm. To ensure the protection of such Confidential Information, you agree that (i) all Confidential Information is owned by the Firm and is to be held in trust and solely for the benefit of the Firm both during and after your employment; (ii) you shall not disclose or otherwise reveal such Confidential Information to any person or entity without the prior written consent of the Firm, except as necessary for the performance of your services for the Firm; (iii) you shall not use such Confidential Information for your own personal gain or advantage, the gain or advantage of others, or to the detriment of any member or client of the Firm; and (iv) upon the cessation of your employment for any reason, you shall promptly return to the Firm all such Confidential Information (in paper, electronic, or other form, and wherever stored) and shall continue to abide by the confidentiality provisions of this Agreement.
For purposes of this Agreement, “Confidential Information” includes three different categories of information: (1) confidential proprietary information about the Firm’s business including, but not limited to, information that is not readily available to the public, and which concerns the Firm’s operations, financial results, plans and compensation structure, strategies, knowledge on-line database, clients, trade secrets, or any other proprietary information; (2) confidential information entrusted to the Firm by third parties such as clients (including the U.S. government and its agencies) or vendors (“Third Party Information”); and (3) personally identifiable information received from employees, clients, or third parties (including, but not limited to, names, addresses, Social Security Numbers, background information, credit card or bank information, telephone or facsimile numbers, e-mail addresses and health information) (“Personal Information”) which if misused could result in identity theft, credit card fraud or other serious harm.
(c)    Non-Solicitation of Clients or Customers. You agree that throughout the period of your employment and for a period of one (1) year following the cessation of your employment (regardless of the reason) or a period starting on the date of the cessation of your employment (regardless of the reason) and ending one (1) year after the date of issuance of a court order enforcing this Section 6(c), whichever is longer, that you shall not, without the Firm’s prior written consent, solicit or attempt to secure business, either directly or indirectly, other than for the Firm’s sole benefit, from any of the Firm’s clients for whom you rendered consulting services during your employment with Booz Allen, or from any potential or actual clients of Booz Allen whom you, either directly or indirectly, individually or together with other Company employees, actively solicited for business within one (1) year of the cessation of your employment.
(d)    Non-Recruitment of Employees. You agree that throughout the period of your employment and for a period of one (1) year following the cessation of your employment (regardless of the reason) or a period starting on the date of the cessation of your employment (regardless of the reason) and ending one (1) year after the date of issuance of a court order enforcing this Section 6(d), whichever is longer, that you shall not, without Booz Allen’s prior written consent, directly or indirectly solicit for employment, recruit for employment with any entity, or hire or cause to be hired, any employee of the Firm, former employee of the Firm, or independent contractor to the Firm employed by the Firm or who left the Firm or discontinued providing services to any member of the Firm within one (1) year of the cessation of your employment.
(e)    Non-Competition. You agree that throughout the duration of your employment with Booz Allen and for a period of one (1) year following cessation of your employment (regardless of the reason) or a period starting on the date of cessation of your employment (regardless of the reason) and ending one (1) year after the date of issuance of a court order enforcing this Section 6(e), whichever is longer, you shall not, without the prior written consent of Booz Allen, serve in any capacity, job or function (including, but not limited to, as a proprietor, partner, member, executive, officer, director, employee, consultant, independent contractor, or agent) that is the same or similar to the capacities, jobs or functions in which you served any member of the Firm for the two (2) years immediately prior to the cessation of your employment with Booz Allen, when in such capacity, job or function, you could or would assist, support or further an entity or organization in competing with any member of the Firm in a business substantially similar to, or competitive with, the present business of any member of the Firm or such other business activity in which any member of the Firm may substantially engage during your term of employment with Booz Allen.
(f)    Consideration. You acknowledge and agree that the covenants and restrictions delineated in this Section 6 are supported by sufficient and valuable consideration including, but not limited to, the payments, compensation and benefits provided under this Agreement, your continued employment with Booz Allen, continued access to the Confidential Information, or continued access to training and opportunities for professional development.
(g)    Survival. For the avoidance of doubt, the provisions of this Section 6 shall survive any termination of your employment.
7.    Employee Representation. You represent to Booz Allen that your execution and performance of this Agreement does not violate any agreement or obligation (whether or not written) that you have with or to any person or entity.
8.    Non-Waiver of Rights. The failure to enforce or exercise at any time the provisions of this Agreement in whole or in part or to require at any time performance by any other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or any part hereof, or the right of any party to enforce each and every provision in accordance with its terms. No single or partial exercise of any right, remedy, or power under this Agreement shall preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.
9.    Notices. Every notice relating to this Agreement shall be in writing and shall be given by personal delivery, by a reputable same-day or overnight courier service (charges prepaid), by registered or certified mail, postage prepaid, return receipt requested or by facsimile or electronic mail to the recipient with a confirmation copy to follow the next day to be delivered by personal delivery or by a reputable same-day or overnight courier service to the appropriate party’s address or fax number or email address below (or such other address and fax number or email address as a party may designate by notice to the other parties):

If to Booz Allen:	Booz Allen Hamilton, Inc.
8283 Greensboro Drive
McLean, Virginia 22102
Fax Number: (703) 902-3580
email address: Laben_Nancy@bah.com
Attn: General Counsel

If to you:	Fax Number: email address:
10.    Binding Effect/Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, estates, successors (including, without limitation, by way of merger) and assigns. Notwithstanding the provisions of the immediately preceding sentence, you shall not assign all or any portion of this Agreement without the prior written consent of Booz Allen.
11.    Entire Agreement. Subject to the last sentence of this Section 11, this Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, written or oral, between them as to such subject matter. You and Booz Allen agree that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement. You and Booz Allen further acknowledge that this Agreement is not intended to supersede your obligations under the Agreement Concerning Proprietary Information and Intellectual Property, any Officer Non-Competition Agreement or any other restricted covenant agreement with Booz Allen to which you are subject, the obligations under which are made in addition to, not in lieu of, this Agreement. You and Booz Allen acknowledge and agree that you shall continue to be subject to all Officer and Firm Policies that may be applicable to you at any time.
12.    Severability. The provisions of this Agreement are severable. Should any provision of this Agreement be found by a court of competent jurisdiction to be invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative, and so far as it is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative so as to render such portion valid and enforceable to the maximum extent permissible. It is the intent and understanding of the parties hereto that if, in any action before a court of competent jurisdiction, any term, restriction, covenant, or promise in this Agreement is found to be unreasonable, overbroad or otherwise unenforceable, then such term, restriction, covenant, or promise shall be deemed modified to the extent necessary to make it enforceable by such court.
13.    Governing Law. You acknowledge that Booz Allen is organized under the laws of the State of Delaware, U.S.A. Therefore, you and Booz Allen agree that the validity, interpretation and performance of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, U.S.A., without giving effect to any conflict of law principles that would apply the laws of any other jurisdiction.
14.    Forum Selection. You acknowledge that Booz Allen’s principal place of business is in, and a substantial portion of Booz Allen’s business is based out of, the Commonwealth of Virginia, U.S.A. You also acknowledge that, as such, during the course of your employment with the Firm you will have substantial contacts with the Commonwealth of Virginia, U.S.A. Therefore, you and Booz Allen agree that the exclusive forum for any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to their breach, shall be in the appropriate state or federal court located in the Commonwealth of Virginia, U.S.A. You and Booz Allen hereby consent to the personal jurisdiction of such courts over the parties to this Agreement. You and Booz Allen further agree that in any such action for breach or enforcement of this Agreement, no party will seek to challenge the validity or enforceability of any part of this Agreement.
15.    Enforcement. You and Booz Allen agree (a) that the restrictions and covenants in this Agreement constitute consideration for inducing the Firm to continue to employ you and to provide you with the compensation, payments and benefits received in connection with entering into this Agreement; (b) that such restrictions and covenants are reasonable and necessary to protect the business and property interests of the Firm; (c) that such restrictions and covenants will not cause you any undue hardship and will not prevent you from earning a living; and (d) that any violation of such restrictions and covenants will cause the Firm substantial and irreparable injury for which the Firm would have no adequate remedy at law. You agree that the Firm shall be entitled, in addition to any other remedy, to specific enforcement, and to temporary, preliminary and permanent injunctive relief, to enjoin or remedy any breach or threatened or contemplated breach of this Agreement, without the necessity of proving actual damages or of posting an injunction bond or other security. The terms of this paragraph shall not prevent Booz Allen from pursuing any other available remedies for any breach or threatened breach hereof, including, but not limited to, the recovery of damages from you. The existence of any claim or cause of action by you against any member of the Firm, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Booz Allen of this Agreement or the covenants contained in Section 6.
16.    Amendments. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by you and by a duly authorized representative of Booz Allen other than you.
17.    Headings. The headings contained herein are solely for the purposes of reference, are not part of this Agreement and shall not in any way affect the meaning or interpretation of this Agreement.
18.    Applicability of Section 409A. It is intended that this Agreement comply with Section 409A of the Internal Revenue Code and the Treasury Regulations and IRS guidance thereunder (collectively referred to as “Section 409A”), and that the compensation and benefits provided hereunder shall be exempt from or compliant with Section 409A. Notwithstanding anything to the contrary, this Agreement shall, to the maximum extent possible, be administered, interpreted and construed in a manner consistent with such intent. If and to the extent required to comply with Section 409A, no payment or benefit required to be paid under this Agreement on account of termination of your employment shall be made unless and until you incur a “separation from service” within the meaning of Section 409A. If any provision of this Agreement provides for payment within a time period, the determination of when such payment shall be made shall be solely in the discretion of Booz Allen. You acknowledge that payments under this Agreement may be subject to Booz Allen’s Section 409A Specified Employee Policy, as amended from time to time. Each payment payable hereunder or otherwise by the Company to you shall be a separate payment in a series of separate payments for purposes of Code Section 409A.
19.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
20.    Attorney Review. You agree that you have been given the opportunity to have this agreement reviewed by counsel of your choice. We shall reimburse you for reasonable attorneys fees for such review upon presentation of a copy of an invoice from such counsel.
If the foregoing accurately sets forth our mutual understanding, please so indicate by signing below and returning one signed copy of this Agreement to me.
Sincerely,
BOOZ ALLEN HAMILTON, INC.

By__________________________
Name: Elizabeth M. Thompson
Title: Executive Vice President and Chief
     Personnel Officer

ACCEPTED AND AGREED

________________________
Name:
Date:____________________